K&L|GATES	K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

DRAFT 2/3/09

February __, 2009

Via EDGAR

Mr. Kevin Rupert

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Responses to Comments on the Preliminary Proxy Statement on Schedule 14A of Forum Funds (Jordan Opportunity Fund); File No. 811-03023

Dear Mr. Rupert:

Forum Funds (the “Registrant”) filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) on January 13, 2009 (accession number 0000898432-09-000035) regarding the Jordan Opportunity Fund (the “Target Fund”), a series of the Registrant, to solicit shareholder approval of a proposed reorganization of the Target Fund into the Jordan Opportunity Fund (the “Acquiring Fund”), a series of Professionally Managed Portfolios (“PMP) (the “Reorganization”).

Following below is a summary of the comments provided via telephone on Thursday, January 22, 2009 by the SEC staff (the “Staff”) on the filing and the Registrant’s responses to the comments. Defined terms used below have the same meanings as in the Proxy Statement.

The changes to the Proxy Statement as described below will be reflected in a Definitive Proxy Statement on Schedule 14A that will be filed with the SEC.

GENERAL

1.     COMMENT: Please explain supplementally the appropriateness of filing a Schedule 14A, instead of a Form N-14, to solicit shareholder approval of the Reorganization by shareholders of the Target Fund.

       RESPONSE: The Staff has previously approved the use of a Schedule 14A proxy statement rather than a Form N-14 combined proxy and registration statement in the context of fund reorganizations where, as in Target Fund’s Reorganization, the investment objectives, policies, and the investment management team will not change as a result of the reorganization and the reorganization has no material impact on the economic interests of the shareholders. See, e.g. CIGNA Aggressive Growth Fund, Inc., SEC No-Action Letter (pub. avail. February 15, 1985); Securities Act Release No. 5463 (February 28, 1974) (Illustration II(b)). We note, however, there is one difference in the investment limitations between the Target Fund and the Acquiring Fund in response to the Staff’s comment discussed in Comment 5 below. The Acquiring Fund also notes that the Proxy Statement contains much of the disclosure required by Form N-14.

2.     COMMENT: Please advise the Staff of the status of the Acquiring Fund’s registration statement.

       RESPONSE: PMP has filed a registration statement for the Acquiring Fund on January 22, 2009 (SEC Accession No. 0000894189-09-000132).

3.     COMMENT: Please represent supplementally that the Acquiring Fund will adopt the financial statements and performance history of the Target Fund.

       RESPONSE: The Acquiring Fund will adopt the financial statements and performance history of the Target Fund.

Q&A: QUESTIONS AND ANSWERS

4.     COMMENT: In the question titled “What should I know about the Acquiring Fund” on page 5, please revise the statement in the fourth sentence to clarify that the Acquiring Fund will have the same “gross” total annual operating expenses as the Target Fund.

        RESPONSE: The Acquiring Fund has revised the relevant disclosure.

PROXY STATEMENT

5.     COMMENT: Please consider (a) whether the Fund’s fundamental limitation on concentration is necessary or appropriate in light of the Fund’s policy not to invest more than 25% of the Fund’s total assets in issuers conducting their principal business activities in the same industry (with the exception that the Fund may invest more than 25% of its total assets in issuers in the specific sectors listed in the limitation) and (b) whether (in light of the above-described exception to the concentration policy) it would be appropriate to include “Sector Risk” disclosure in the Fund’s prospectus.

        RESPONSE: The Acquiring Fund has revised its concentration policy to address the Staff’s comment. In addition, the Acquiring Fund will include “Sector-Focus Risk” disclosure in its prospectus.

6.     COMMENT: With respect to the fee table under “Comparison of Fees and Expenses,” on page 15, please do the following: (1) delete the first column titled “Target Fund (Prospectus Dated May 1, 2008);” (2) re-title the second column “Target Fund (Average Annual Total Expenses as of December 31, 2008);” and (3) utilize actual expenses reflecting contractual expense reimbursements and fee waivers in the last column titled “Acquiring Fund (pro forma).”

        RESPONSE: The Fund has revised the comparative fee table to address the Staff’s comments.

7.     COMMENT: Please ensure that all representations in the Proxy Statement as to the total net assets of the Target Fund, including in footnote 2 to the comparative fee table on page 15 and in the capitalization table on page 20, are consistent.

        RESPONSE: The Fund has revised the relevant disclosure.

8.     COMMENT: Please state that all documents cited in the last paragraph under “R. Quorum and Required Vote for the Target Fund” on page 25 are available on the SEC’s website.

        RESPONSE: The Fund has revised the relevant disclosure.

9.     COMMENT: Please provide a time frame for the Reorganization in the section captioned “R. Quorum and Required Vote for the Target Fund” on page 25.

        RESPONSE: The Fund has revised the section to respond to the Staff’s comment.

*     *     *     *     *

      In connection with responding to the Staff’s comments, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

Francine J. Rosenberger

cc:

•

Foreign securities and their issuers may not be subject to the same degree of regulation as U.S. issuers regarding information disclosure, insider trading and market manipulation. There may be less publicly available information on foreign companies and foreign companies may not be subject to uniform accounting, auditing, and financial standards as are U.S. public companies;

•	Foreign securities registration, custody and settlements may be subject to delays or other operational and administrative problems;
•	Certain foreign brokerage commissions and custody fees may be higher than those in the United States; and
•

Dividends payable on the foreign securities contained in the Funds’ portfolio may be subject to foreign withholding taxes, thus reducing the income available for distribution to the Funds’ shareholders.

Fundamental Limitations

The Funds have adopted the following investment limitations which cannot be changed without shareholder approval. Each Fund may not:

A.     Borrowing. Borrow money if, as a result, outstanding borrowings would exceed an amount equal to 33 1/3% of the Fund’s total assets.

B.     Underwriting. Underwrite securities issued by other persons except, to the extent that in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter.

C.     Making Loans. Make loans to other parties. For purposes of this limitation, entering into repurchase agreements, lending securities and acquiring any debt security are deemed not to be the making of loans.

D.     Purchases and Sales of Real Estate. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities backed by real estate or securities of companies engaged in the real estate business).

E.     Purchases and Sales of Commodities. Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options and or from investing in securities or other instruments backed by physical commodities).

F.     Issuance of Senior Securities. Issue senior securities except pursuant to Section 18 of the 1940 Act.

Fundamental Limitation Differences

In addition to the above fundamental investment limitations, the Target Fund has adopted the following limitation:

The Target Fund may not:

B. Concentration. Purchase a security if, as a result, more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry, except that the Fund may invest more than 25% of the value of its total assets in securities of issuers principally engaged in the consumer discretionary, consumer staples, energy, financials, health care, industrials, materials, technology and telecommunications services sectors. For purposes of this limitation, there is no limit on investments in U.S. Government Securities and repurchase agreements covering U.S. Government Securities. Notwithstanding anything to the contrary, to the extent permitted by the 1940 Act, the Fund may invest in one or more investment companies; provided that the Fund treats the assets of the investment companies in which it invests as its own for purposes of this policy.

In addition to the above fundamental investment limitations, the Acquiring Fund has adopted the following limitation:

The Acquiring Fund may not:

B. Concentration. Invest 25% or more of the value of its assets in the securities of companies engaged in any one industry or group of related industries (other than U.S. government agency and instrumentality securities).

The Target Fund’s concentration policy permits the Target Fund to invest more than 25% of its assets in consumer discretionary, consumer staples, energy, financials, health care, industrials, materials, technology and telecommunications services sectors. The Acquiring Fund’s concentration policy does not permit the Acquiring Fund to invest more than 25% of its assets in any one industry or group of related industries. The Acquiring Fund does intend, however, to focus its investments in the same service sectors, as discussed above under “Sector-Focus Risk.”

Non-Fundamental Limitations

The Funds have adopted the following investment limitations that may be changed without shareholder approval. Each Fund may not:

A.     Securities of Investment Companies. Invest in the securities of any investment company except to the extent permitted by the 1940 Act.

B.     Short Sales. Sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short (short sales “against the box”), and provided that transactions in options are not deemed to constitute selling securities short.

C.     Illiquid Securities. Invest more than 15% of its net assets in illiquid assets such as: (1) securities that cannot be disposed of within seven days at their then-current value; (2) repurchase agreements not entitling the holder to payment of principal within seven days; and (3) securities subject to restrictions on the sale of the securities to the public without registration under the 1933 Act (“restricted securities”) that are not readily marketable. The Funds may treat certain restricted securities as liquid pursuant to guidelines adopted by the respective Board of Trustees.

D.     Purchases on Margin. Purchase securities on margin, except that the Funds may use short-term credit for the clearance of the Funds’ transactions, and provided that initial and

F.     Options and Futures Contracts. Write put options, except that the Funds may write covered put options on securities, foreign currencies and stock indices to effect closing transactions. The Funds will not invest in futures contracts.

G.     Exercising Control of Issuers. Make investments for the purpose of exercising control of an issuer. Investments by the Fund in entities created under the laws of foreign countries solely to facilitate investment in securities in that country will not be deemed the making of investments for the purpose of exercising control.

C.     COMPARISON of FEES AND EXPENSES AND EXAMPLES

The table of Fees and Expenses and the Examples show fees and expenses based on average net assets for the year ended December 31, 2008 rather than based on the Target Fund’s current prospectus. The Management Fee disclosed in the current prospectus remains unchanged at 1.00%. The following table is designed to help you understand the fees and expenses that you may pay, both directly and indirectly, by investing in the Acquiring Fund as compared to the Target Fund.

	Target Fund	Acquiring Fund
Shareholder Fees (Fees paid directly from your investment)		(Pro forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the sale price)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Distributions (as a percentage of the offering price)	None	None
Redemption Fee (as a percentage of amount redeemed)(1)	2.00%	2.00%
Exchange Fee(1)	2.00%	None
Annual Fund Operating Expenses (Expenses that are deducted from Fund assets)
Management Fees	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	None
Other Expenses(2)	0.47%	0.34%
Total Annual Fund Operating Expenses	1.47% (3)	1.34%(4)

(1) Shares redeemed or exchanged within 60 days of purchase will be charged a 2.00% fee. The Target Fund does not currently offer exchange privileges. The Acquiring Fund does not intend to offer exchange privileges.
(2) Other expenses include interest, custodian, transfer agency and other customary Fund expenses. Other expenses also include expenses incurred by the Fund as a result of its investment in any money market fund, ETF or other investment company held by the Funds. Shareholders indirectly bear these expenses. The expenses associated with the Funds’ investment in other investment companies are referred to as “Acquired Fund Fees and Expenses” (“AFFE”). For the fiscal year ended December 31, 2008, the Target Fund incurred AFFE totaling less than 0.01% of the Target Fund’s average daily net assets. For the Acquiring Fund, other expenses are estimated.
(3) From January 1, 2008 through March 31, 2008, the Adviser and Sub-Adviser voluntarily waived 0.50% of their fees (determined based on the average daily net assets of the Target Fund). Based on Total Annual Fund Operating Expenses of 1.47% as of December 31, 2008, this would mean that net Annual Fund Operating Expenses were approximately 1.41% for that period. Voluntary waivers of fees and expense reimbursements may be reduced or eliminated at any time.
(4) The Adviser and Sub-Adviser plan to voluntarily waive their fees to the extent necessary to limit the Acquiring Fund’s expenses to 2.00%.  Voluntary waivers of fees and expense reimbursements may be reduced or eliminated at any time.

Example

This example is intended to help you compare the cost of investing in each Fund to the cost of investing in other mutual funds. This example assumes that you invest $10,000 in each Fund and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% annual return, that each Fund’s total annual fund operating expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Target Fund	$144	$460	$798	$1,754
Acquiring Fund (Pro forma)	$136	$425	$734	$1,613

D.     PERFORMANCE INFORMATION

The following information shows the past performance of the Target Fund. The Bar Chart and Average Annual Return Table show the variability of the returns of the Target Fund, which is one indicator of the risks of investing in the Target Fund. The Acquiring Fund has not yet commenced operations and has no performance history. However, if the Reorganization is approved by shareholders, the Acquiring Fund will acquire all of the assets and liabilities of the Target Fund and will assume the performance history of the Target Fund.

In January 2005, a limited partnership managed by the Sub-Adviser reorganized into the Target Fund. This limited partnership maintained an investment objective and investment policies that were, in all material respects, equivalent to those of the Target Fund. The Target Fund’s performance for periods prior to January 2005 (“Prior Performance”) is that of the limited partnership. The limited partnership’s expenses during the periods presented were higher than the Target Fund’s expense ratio. The limited partnership was not registered under the 1940 Act and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, would have adversely affected its performance.

Performance information represents only past performance, before and after taxes, and does not necessarily indicate future results.